UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 4, 2021, China Xiangtai Food Co., Ltd. (the “Company”) entered into a debt settlement and mutual release agreement (the “Agreement”) with Mr. Xiaohui Wu, the President of the Company. As of the date of the Agreement, the Company was indebted to Mr. Wu accrued but unpaid salary in the amount of $240,000 (the “Debt”). In order to settle the Debt, the Company agreed to issue, and Mr. Wu agreed to accept 300,000 ordinary shares (the “Shares”) of the Company, valued at $0.80 per share (the “Settlement”). On May 18, 2021, pursuant to the Agreement, the Company issued the Shares to Mr. Wu.

The Shares were issued in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The Company made the determination based upon the factors that Mr. Wu is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that Mr. Wu was acquiring our securities for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that Mr. Wu understood that the securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

The Settlement was reviewed and approved by Company’s compensation committee and the Board of Directors. Prior to the approval of the Agreement, the Company also elected to follow Cayman Islands practices in lieu of the requirements of Listing Rule 5600 with the exception of these rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). To the extent that the Company has adopted such practices similar to and in lieu of the requirements contained within Rule 5600, those practices are not prohibited by Cayman Islands law. As required by Listing Rule 5615(a)(3), the Company plans disclose in its Form 20-F each requirement of Listing Rule 5600 that it does not follow and describe the practice followed in the Cayman Islands in lieu of such requirement.

 The foregoing description of the Agreement is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit 10.1 to this report, which are incorporated by reference herein.

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Debt Settlement and Mutual Release Agreement with Mr. Xiaohui Wu dated May 4, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board

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